UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68

6812 AH Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒                            Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

PRESS RELEASE

ARCADIS NV

Utrechtseweg 68

Postbus 33

6800 LE  Arnhem

Tel 026 3778 292

Fax 026 4438 381

www.arcadis-global.com

ARCADIS DESIGNS POLISH TRAFFIC SOLUTIONS

ARNHEM, The Netherlands—October 26, 2005—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consulting and engineering company, today announced that it has been awarded a contract for the technical design of a 19.5 km long stretch of the Southern Warsaw Beltway (SWB) in Poland. The total contract value is approximately € 10 million. The design is expected to be completed in March 2008.

The construction of the SWB is part of a more extensive adjustment and extension of the infrastructure around Warsaw. Currently, five national roads connect through Warsaw and the beltway is a crucial factor in a plan to decrease traffic flow in the city’s center. As previously announced, ARCADIS is already working on the design of another section of the Warsaw Beltway.

In addition to the design of the Warsaw Beltway, the company is also designing the Wroclaw By-pass. This 26 km long expressway will connect highway A-8 with two national roads and aims to alleviate traffic flow in the city’s center. Completion of this design is expected in May 2006, with a contract value of approximately € 3 million.

“We have seen an increase of investments in Polish infrastructure based on funding from the European Union, and these investments are aimed at upgrading the network of Polish highways as a means of stimulating economic development”, says Michel Jaski, Member of the ARCADIS Executive Board. “With a strong local presence in Poland for more than 10 years and extensive experience with infrastructure, we are pleased that ARCADIS can contribute to this process.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over €1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Marc Lamers of ARCADIS at *31-26-3778286 or e-mail at m.c.j.lamers@arcadis.nl

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: October 27, 2005	By:	/s/	J.M. van Bergen-van Kruijsbergen
J.M. van Bergen-van Kruijsbergen
Company Secretary